Exhibit 99.2

THIRD SUPPLEMENTAL INDENTURE

THIS THIRD SUPPLEMENTAL INDENTURE (this “Third Supplemental Indenture”), dated as of June 21, 2024, is made by and between Carbon Revolution Operations Pty Ltd ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), and UMB BANK, NATIONAL ASSOCIATION, solely in its capacity as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Trust Indenture, dated as of May 23, 2023, by and between the Issuer and the Trustee (as amended by that certain First Supplemental Indenture dated as of September 11, 2023, that certain Second Supplemental Indenture dated as of May 24, 2024 (the “Second Supplemental Indenture”), and as may be further amended, restated, supplemented or otherwise modified from time to time, the “Indenture”);

WHEREAS, pursuant to the Indenture, the Issuer has issued $60,000,000 Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2023-A (Collateralized Loan Insurance Program) (the “Series 2023-A Notes”) and $5,000,000 Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-A (the “Initial Series 2024-A Notes”);

WHEREAS, the Issuer has received consents from the Insurer and the Noteholders of the Series 2023-A Notes and Initial Series 2024-A Notes constituting the Majority of the Note Holders to the proposed amendments to the Indenture set forth herein (the “Consenting Noteholders”);

WHEREAS, pursuant to the Indenture, the Issuer and the Trustee (at the Issuer’s direction and further at the direction of the Consenting Noteholders) have agreed to enter into this Third Supplemental Indenture for the purposes stated herein;

WHEREAS, this Third Supplemental Indenture is entered into for the purpose of (i) authorizing the issuance of up to $5,000,000 aggregate principal amount of Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-B (the “Last Out Notes”) from time to time and (ii) amending certain rights and privileges of the Series 2023-A Notes and the Series 2024-A Notes;

WHEREAS, for the avoidance of doubt, the express intention of the parties hereto is that the effect of this Third Supplemental Indenture on (a) the Indenture is to amend and supplement the Indenture but not to rescind the Indenture and (b) the Series 2023-A Notes and Series 2024-A Notes is to amend and supplement certain terms of the Series 2023-A Notes and Series 2024-A Notes but not effect a re-issuance or replacement of the Series 2023-A Notes or Series 2024-A Notes Outstanding as of the date hereof; and

WHEREAS, all things necessary have been done to make this Third Supplemental Indenture, when executed and delivered by the Issuer, the legal, valid and binding agreement of the Issuer, in accordance with its terms.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree as follows:

ARTICLE I.
SUPPLEMENT; DEFINITIONS

Section 1.01     Supplement. This Third Supplemental Indenture shall be deemed to form a part of, and shall be construed in connection with and as part of, the Indenture for any and all purposes, and every Noteholder heretofore or hereafter authenticated and delivered under the Indenture shall be bound hereby.

Section 1.02     Recitals.

(a)	The fifth ‘WHEREAS’ recital of the Second Supplemental Indenture is hereby amended and restated as follows:

“WHEREAS, this Second Supplemental Indenture is entered into for the purpose of authorizing (i) the issuance of $5,000,000 aggregate principal amount of Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-A (the “Initial Series 2024-A Notes”), and (ii) the issuance of up to an additional $25,000,000 of Series 2024-A Notes from time to time as set forth herein (the “Additional Series 2024-A Notes”, and collectively with the Initial Series 2024-A Notes, the “Series 2024-A Notes” which shall not exceed $30,100,000 in the aggregate);”

Section 1.03     Definitions.

(a)
For all purposes of this Third Supplemental Indenture, except as otherwise expressly provided for or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

(b)	The following terms contained in Section 1.01 of the Indenture are hereby amended and restated in their entirety as follows:

“2024-A Exit Premium” shall mean, with respect to any Series 2024-A Notes as of any reference date and as consideration for undertakings by OIC related to the restructuring of OIC’s initial investment into the Issuer’s Parent, (A) (w) the aggregate of all Series 2024-A Note Proceeds prior to such reference date multiplied by two (2) minus (x) the sum of all interest payments paid in cash on such Series 2024-A Note on or before such reference date minus (y) the full principal amount of such Series 2024-A Notes, together with interest accrued and unpaid thereon to such reference date, to be paid on or before such reference date minus (z) the sum of all fees (excluding restructuring or similar fees paid to any Holder of the Series 2024-A Notes in connection with the Second Supplemental Indenture) paid in cash on account of any Series 2024-A Note on or before such reference date, if any, plus (B) US$10,000,000.00.

“Disbursement” shall mean the disbursement of proceeds of the Series 2023-A Notes and/or the Series 2024-A Notes and/or the Last Out Notes made by the Disbursing Agent pursuant to the Proceeds Disbursing Agreement.

“Early Redemption” shall mean the redemption of all or a portion of the Series 2023-A Notes, Series 2024-A Notes and Last Out Notes prior to the Stated Maturity Date that constitutes a Prepayment Redemption, a Special Redemption or an Extraordinary Redemption, as described in Section 2.13 of the Indenture.

“Early Redemption Date” shall mean the date, prior to the Stated Maturity Date, on which an Early Redemption of the Series 2023-A Notes and the Series 2024-A Notes and Last Out Notes occurs.

“Interest Period” shall mean with respect to any Note, the period commencing on and including an Note Interest Payment Date and ending on and including the day immediately preceding the next succeeding Note Interest Payment Date (with the exception that (a) with respect to the Series 2023-A Notes, the first Interest Period shall commence on and include the Delivery Date, (b) with respect to any Series 2024-A Note, the first Interest Period for such Series 2024-A Note shall commence on and include the 2024-A Notes Delivery Date for such Series 2024-A Note and (c) with respect to any Last Out Note, the first Interest Period for such Last Out Note shall commence on and include the Last Out Notes Delivery Date for such Last Out Note and, in each case, shall end on and include the day immediately preceding the first scheduled Note Interest Payment Date with respect to such Note).

“Insurance Payments” shall mean all payments made by the Insurer under the Insurance Policy with respect to the Disbursement of the Series 2023-A Notes.

“Majority of the Noteholders” shall mean Noteholders of a majority of the aggregate principal amount of the Outstanding Notes (or all Noteholders of the aggregate principal amount of the Outstanding Series 2023-A Notes in the case of changes to the Insurance Policy), each by instruments filed with the Trustee and, solely with respect to the matters set forth in Section 6.11, subject to reasonable consultation with OIC, the Holders of Series 2024-A Notes and Holders of Last Out Notes pursuant to Section 6.11.

“Minimum Noteholder Percentage” shall mean, in the aggregate, the Noteholders of at least seventy-five percent (75%) of the principal amount of all Outstanding Notes and, solely with respect to the matters set forth in Section 6.11, subject to reasonable consultation with OIC, the Holders of Series 2024-A Notes and Holders of Last Out Notes pursuant to Section 6.11.

“Note Purchaser” shall mean (i) any entity that purchases the Series 2023-A Notes from the Issuer through the placement of the Placement Agent, (ii) any entity that purchases the Series 2024-A Notes from the Issuer, or (iii) any entity that purchases Last Out Notes from the Issuer.

“Notes” shall mean Series 2023-A Notes, Series 2024-A Notes, Last Out Notes, Replacement Notes or Surrendered Notes, as such terms are defined in Article II of this Indenture.

“OIC” shall mean OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company, and any and all of their Affiliates that are (or may become) Holders of any Series 2024-A Notes or Last Out Notes.

“Outstanding” or “Outstanding Notes” shall mean, as of any particular time, all Notes that have been duly authenticated and delivered by the Trustee under this Indenture, except: (a) Notes theretofore canceled or required to be canceled by the Trustee and delivered to the Trustee for cancellation; (b) Notes that are deemed to have been paid in full in accordance with this Indenture; and (c) Notes for which other notes have been substituted, authenticated and delivered for reason of loss, mutilation or defacement under this Indenture, including Replacement Notes or Surrendered Notes.

“Replacement Notes” shall mean notes issued to replace Series 2023-A Notes, Series 2024-A Notes, or Last Out Notes, as the case may be, as provided in Section 2.05 of this Indenture.

(c)	Section 1.01 of the Indenture is hereby amended to add the following defined terms in the appropriate alphabetical order:

“Issuer’s Parent” shall mean Carbon Revolution Pty Ltd ACN 128 274 653.

“Last Out Authentication Order” shall mean a written order of the Issuer, delivered to the Trustee, instructing the Trustee to authenticate and deliver Last Out Notes, substantially in the form and substance attached as Exhibit C to this Third Supplemental Indenture.

“Last Out Exit Premium” shall mean, with respect to any Last Out Notes as of any reference date and as consideration for undertakings by OIC related to the restructuring of OIC’s initial investment into the Issuer’s Parent, (w) the aggregate of all Last Out Note Proceeds prior to such reference date multiplied by two (2) minus (x) the sum of all interest payments paid in cash on such Last Out Note on or before such reference date minus (y) the full principal amount of such Last Out Notes, together with interest accrued and unpaid thereon to such reference date, to be paid on or before such reference date minus (z) the sum of all fees (excluding restructuring or similar fees paid to any Holder of the Last Out Notes in connection with the Third Supplemental Indenture) paid in cash on account of any Last Out Note on or before such reference date, if any.

“Last Out Investor Letter” has the meaning set out in Section 2.07 of this Third Supplemental Indenture.

“Last Out Note(s)” has the meaning set out in Section 2.02 of this Third Supplemental Indenture.

“Last Out Notes Delivery Date” shall mean any date on which Last Out Notes are issued.

“Last Out Subordination Agreement” shall mean a last out subordination agreement substantially in the form attached to this Third Supplemental Indenture as Exhibit D.

“Third Supplemental Indenture” shall mean that certain Third Supplemental Indenture, dated as of June 21, 2024, by and between the Issuer and the Trustee.

(d)	Each reference to “Notes (including Series 2023-A Notes and Series 2024-A Notes)” in the Indenture is hereby deleted and replaced with the word “Notes”.

(e)
Each reference in the Indenture (including, for the avoidance of doubt, any references contained in the definitions of “Transaction Documents”, “Trust Transaction Documents”, “Trustee Documents”) to “Newlight Capital LLC” and “Newlight” in its capacity as Servicer shall be replaced with “Gallagher IP Solutions LLC” and “Gallagher” in its capacity as Servicer.

Section 1.04     Interpretation.

(a)	Section 1.02 of the Indenture is hereby amended to add as clause (k) the following:

“(k)     unless otherwise specified herein, “$” or “dollars” refers to United States dollars, or such other currency of the United States that at the time of payment is legal tender for payment of public and private debts.”

ARTICLE II.
THE NOTES

Section 2.01     Amendment of Section 2.02 of the Second Supplemental Indenture. Section 2.02 of the Second Supplemental Indenture is hereby amended and restated as follows:

“Issuance of Series 2024-A Notes.

(a)
There is hereby created a series of notes to be known as and entitled “Fixed Rate Senior Notes, Series 2024-A” (the “Series 2024-A Notes”). The Series 2024-A Notes shall be issuable to OIC, its subsidiaries or their Affiliates as fully-registered Series 2024-A Notes without coupons. The initial aggregate principal amount of Series 2024-A Notes shall be up to $30,100,000, in Authorized Denominations. The Series 2024-A Notes shall be executed, authenticated and delivered in accordance with the provisions of this Second Supplemental Indenture. PIK Interest on the Series 2024-A Notes shall be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Series 2024-A Notes shall be initially issued in the name of “Cede & Co.” as nominee for DTC, as registered owner of the Series 2024-A Notes, and shall be held by the Trustee as custodian for DTC pursuant to Section 2.12 of the Indenture. The Issuer shall execute and deliver to DTC a DTC Letter. No obligations may be issued pursuant to this Second Supplemental Indenture, other than those authorized by this section, except notes issued upon transfer or exchange pursuant to Section 2.07 of the Indenture and replacement notes issued pursuant to Section 2.05 of the Indenture. The Series 2024-A Notes shall be dated as of the 2024-A Notes Delivery Date. No less than $5,000,000 of Series 2024-A Notes shall be issued on each 2024-A Notes Delivery Date. Each Series 2024-A Note (i) shall bear interest at the rate per annum as set forth in Exhibit A to this Second Supplemental Indenture, commencing on the 2024-A Notes Delivery Date, computed on the basis of a 360-day year consisting of twelve 30-day months, payable on each Note Interest Payment Date and (ii) shall mature as set forth in Exhibit A to this Second Supplemental Indenture.

(b)
Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2024-A Notes as set forth in Exhibit A to the Second Supplemental Indenture, the 2024-A Exit Premium shall be due and payable at the earlier of (1) a bona fide refinancing of the Series 2024-A Notes, (2) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (3) on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2024-A Notes); provided that:

(i)       in the event the preceding clause (3) is the earliest to occur, the payment of the 2024-A Exit Premium shall be in the Holder’s sole discretion;

(ii)      the 2024-A Exit Premium shall only be payable after the payment in full in cash of the principal amount and any accrued and unpaid interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes and Series 2024-A Notes; and

(iii)    prior to the payment of the 2024-A Exit Premium, the Trustee shall have first received an Officer’s Certificate from the Issuer certifying that such fee has become due and payable.

(c)	For the avoidance of doubt, the 2024-A Exit Premium will not become due and payable where:

(i)        the Series 2024-A Notes are redeemed in a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders; or

(ii)       the Series 2023-A Notes and Series 2024-A Notes are redeemed as part of a refinancing, where the proceeds from such refinancing are not sufficient to pay the 2024-A Exit Premium following the payment in full in cash of all principal and accrued and unpaid interest due on the Series 2023-A Notes and the Series 2024-A Notes. In event of clause (c)(ii), the obligation to pay the 2024-A Exit Premium shall remain, but will be subject to clause (b)(ii) above and subject to the prior payment in full in cash of the principal amount and any accrued and unpaid interest due on any new senior secured financing obtained to refinance the Series 2023-A Notes and Series 2024-A Notes.”

Section 2.02     Issuance of Last Out Notes.

(a)
There is hereby created a series of notes to be known as and entitled “Fixed Rate Senior Notes, Series 2024-B” (the “Last Out Notes”). The Noteholders have, on the date of this Third Supplemental Indenture, consented to, and the Issuer may, from time to time, without additional notice to or the consent of the Noteholders, but conditional upon the execution of the Last Out Subordination Agreement, issue the Last Out Notes to OIC, its subsidiaries or their Affiliates as fully-registered Last Out Notes without coupons. The initial aggregate principal amount of Last Out Notes shall be up to $5,000,000, in Authorized Denominations. The Last Out Notes shall be executed, authenticated and delivered in accordance with the provisions of this Third Supplemental Indenture. PIK Interest on the Last Out Notes shall be paid in denominations of $1.00 and integral multiples of $1.00 in excess thereof. The Last Out Notes shall be initially issued in the name of “Cede & Co.” as nominee for DTC, as registered owner of the Last Out Notes, and shall be held by the Trustee as custodian for DTC pursuant to Section 2.12 of the Indenture. The Issuer shall execute and deliver to DTC a DTC Letter. No obligations may be issued pursuant to this Third Supplemental Indenture, other than those authorized by this section, except notes issued upon transfer or exchange pursuant to Section 2.07 of the Indenture and replacement notes issued pursuant to Section 2.05 of the Indenture. The Last Out Notes shall be dated as of the Last Out Notes Delivery Date. Each Last Out Note (i) shall bear interest at the rate per annum as set forth in Exhibit A to this Third Supplemental Indenture, commencing on the Last Out Notes Delivery Date, computed on the basis of a 360-day year consisting of twelve 30-day months, payable on each Note Interest Payment Date and (ii) shall mature as set forth in Exhibit A to this Third Supplemental Indenture.

(b)
Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Last Out Notes as set forth in Exhibit A to this Third Supplemental Indenture, the Last Out Exit Premium shall be due and payable at the earlier of (1) a bona fide refinancing of the Last Out Notes, (2) a bona fide sale of the Issuer and/or its subsidiaries as a going concern and (3) on the final Note Interest Payment Date (being the Stated Maturity Date of the Last Out Notes); provided that:

(i)        in the event the preceding clause (3) is the earliest to occur, the payment of the Last Out Exit Premium shall be in the Holder’s sole discretion;

(ii)      the Last Out Exit Premium shall only be payable after the payment in full in cash of the principal amount and any accrued and unpaid interest (including the 2023-A Exit Premium) due on any Outstanding Series 2023-A Notes, Series 2024-A Notes and Last Out Notes; and

(iii)     prior to the payment of the Last Out Exit Premium, the Trustee shall have first received an Officer’s Certificate from the Issuer certifying that such fee has become due and payable.

(c)	For the avoidance of doubt, the Last Out Exit Premium will not become due and payable where:

(i)        the Last Out Notes are redeemed in a Bankruptcy Event, or as part of any other exercise of remedies by the Noteholders; or

(ii)       the Series 2023-A Notes, Series 2024-A Notes and Last Out Notes are redeemed as part of a refinancing, where the proceeds from such refinancing are not sufficient to pay the Last Out Exit Premium following the payment in full in cash of all principal and accrued and unpaid interest due on the Series 2023-A Notes, Series 2024-A Notes and the Last Out Notes. In event of clause (c)(ii), the obligation to pay the Last Out Exit Premium shall remain, but will be subject to clause (b)(ii) above and subject to the prior payment in full in cash of the principal amount and any accrued and unpaid interest due on any new senior secured financing obtained to refinance the Series 2023-A Notes, Series 2024-A Notes and Last Out Notes.

Section 2.03      Amendment of Section 2.04 of the Indenture. Section 2.04 of the Indenture is hereby amended and restated as follows:

“Section 2.04    Denomination; Medium of Payment. The Series 2023-A Notes are being offered and placed by the Placement Agent on behalf of the Issuer directly to the Note Purchasers pursuant to a Private Placement Memorandum dated May 23, 2023 (the “Private Placement Memorandum”), which Private Placement Memorandum has been authorized and signed by the Issuer. The Series 2023-A Notes shall be issuable only as fully-registered notes without coupons in Authorized Denominations. The Series 2023-A Notes shall be substantially in the form set forth in Exhibit A to the Indenture (and not, for the avoidance of doubt, Exhibit A to the Second Supplemental Indenture) with such variations, insertions, or omissions as are appropriate and not inconsistent therewith. Principal of and interest on the Series 2023-A Notes shall be payable in the amounts, at the rates, and at such times as set forth in Exhibit A to the Indenture and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts; provided however, that if the Issuer has notified the Noteholders and the Trustee in writing on the first day of each Interest Period whether it elects to pay PIK Interest or is otherwise deemed to have elected to pay PIK Interest with respect to any Series 2024-A Notes, then the 2023-A PIK Fee shall accrue on each Series 2023-A Notes for the applicable period in which such PIK Interest is elected; provided that if the Issuer does not so timely elect the form of interest payment, then the Issuer will be deemed to have selected to pay the 2023-A PIK Fee as PIK Interest (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default). Notwithstanding anything to the contrary herein or in the Notes, in addition to the principal and interest on the Series 2023-A Notes as set forth in Exhibit A to the Indenture, the 2023-A Exit Premium (including, for the avoidance of doubt, the 2023-A PIK Fee) shall be payable on the final Note Interest Payment Date (being the Stated Maturity Date of the Series 2023-A Notes). The Issuer agrees to deliver a written order to the Trustee no later than five (5) Business Days prior to each Note Interest Payment Date with respect to which the Issuer has elected to pay PIK Interest, stating the amount of accrued and unpaid PIK Interest payable on each Series 2023-A Note for the applicable Interest Period to the nearest cent (with half of one cent rounded upward), together with all other information requested by the Trustee or any Holder in order to allocate such payment (it being understood and agreed that the 2023-A PIK Fee shall be increased by an amount equal to such PIK Interest on such Note Interest Payment Date rather than increasing the principal balance on such Note Interest Payment Date). The Trustee shall be entitled to rely upon such written order from the Issuer (without incurring any liability), including any and all amounts, calculations, and/or other information contained in such written order without any obligation to further review, analyze, verify, confirm, and/or investigate any such information contained therein.”

Section 2.04      Denomination; Medium of Payment.

(a)
The Last Out Notes shall be issuable only as fully-registered Notes without coupons in Authorized Denominations. The Last Out Notes shall be substantially in the form and substance set forth in Exhibit A to this Third Supplemental Indenture with such variations, insertions, or omissions as are appropriate and not inconsistent therewith.

(b)
Principal of the Last Out Notes shall be payable in the amount stated on such Last Out Notes and in any coin or currency of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

(c)
Interest on the Last Out Notes shall be payable (i) in full in cash (“Cash Interest”) or (ii) in parts comprising 8.50% of Cash Interest and 3.50% in-kind by adding to the principal amount of each Last Out Note in the manner set forth in Section 2.04(d) of this Third Supplemental Indenture (“PIK Interest”). The Issuer shall notify in writing the Holders and the Trustee on or before the first day of each Interest Period whether it elects to pay PIK Interest for such Interest Period; provided that if the Issuer does not so timely elect the form of interest payment, then the Issuer will be deemed to have selected to pay PIK Interest of 3.50% and Cash Interest of 8.50% (and, for the avoidance of doubt, the failure to timely make such election will not constitute a Default or Event of Default). The Issuer agrees to deliver a written order to the Trustee no later than five (5) Business Days prior to each Note Interest Payment Date with respect to which the Issuer has elected to pay PIK Interest, stating the amount of accrued and unpaid PIK Interest payable on each Last Out Note for the applicable Interest Period to the nearest cent (with half of one cent rounded upward), together with all other information requested by the Trustee or any Holder in order to allocate such payment (which may include the amount of the principal increase as a result of the PIK Interest). The Trustee shall be entitled to rely upon such written order from the Issuer (without incurring any liability), including any and all amounts, calculations, and/or other information contained in such written order without any obligation to further review, analyze, verify, confirm, and/or investigate any such information contained therein.

(d)
Any PIK Interest on the Last Out Notes will be payable to Holders by its addition to the principal amount of each Last Out Note in the manner provided in the next sentence. Effective immediately before the close of business on each Note Interest Payment Date, the principal amount of each Last Out Note then Outstanding will be deemed to be increased by the amount of accrued and unpaid PIK Interest on such Last Out Note for the period since the prior Note Interest Payment Date, rounded up to the nearest $1.00, and the Trustee will, promptly after receipt of a written order from the Issuer, record such increase in principal amount as set forth in such written order.

(e)
Any PIK Interest the amount of which is added to the principal amount of the Last Out Notes pursuant to Section 2.04(d) of this Third Supplemental Indenture will be deemed to be “paid” on the Last Out Notes for all purposes of this Third Supplemental Indenture.

Section 2.05     [Reserved]

Section 2.06     [Reserved]

Section 2.07   Registration, Transfer and Exchange. Each initial purchaser of a Last Out Note shall provide an investor letter in the form attached to this Third Supplemental Indenture as Exhibit B (the “Last Out Investor Letter”). Any Noteholder who purchases or otherwise acquires a Last Out Note or Beneficial Ownership Interest or any other interest in a Last Out Note, by its acquisition of such Last Out Note or interest in a Last Out Note, whether upon original issuance or subsequent transfer, is deemed to have represented to and agreed with the Issuer and the Trustee paragraphs 3, 7 and 11 of the Last Out Investor Letter set forth in Exhibit B to this Third Supplemental Indenture.

Section 2.08     [Reserved]

Section 2.09     [Reserved]

Section 2.10     Delivery of Last Out Notes.

(a)
The Issuer will be entitled, upon execution and delivery of an Officer’s Certificate, Opinion of Counsel, Last Out Authentication Order and Last Out Subordination Agreement to the Trustee, to execute and deliver to the Trustee Last Out Notes, and the Trustee shall (i) authenticate and register such Last Out Notes as provided in Section 2.12 of the Indenture and (ii) execute the Last Out Subordination Agreement.

(b)	Prior to, and as a condition precedent to the authentication and delivery of any Last Out Notes, there shall be filed with and delivered to the Trustee:

(i)       certified copies of the resolutions adopted by the authorized officials of the Issuer, if any, authorizing the execution and delivery of the Last Out Subordination Agreement and the issuance of the Last Out Notes;

(ii)       copies of the Last Out Subordination Agreement executed by the Co-Obligors;

(iii)      such Last Out Notes executed by the Issuer;

(iv)     a Last Out Authentication Order, substantially in the form and substance attached as Exhibit C to this Third Supplemental Indenture;

(v)       a Recognition Deed (to the extent the Noteholders of the Last Out Notes are not already recognized as a Security Beneficiary under and as defined in the Security Trust Deed) in relation to the Australian Law Security Trust Deed, executed in relation to the Last Out Notes by the Security Trustee

(vi)      an opinion or opinions of counsel to the Issuer, the Trustee, and the Co-Obligors in form and substance reasonably satisfactory to the Trustee (including due execution, enforceability and no conflicts opinions); and

(vii)     such further opinions, certificates, and instruments as are reasonably required or requested by the Trustee.

Section 2.11     Amendment of Section 2.11 of the Indenture. Section 2.11 of the Indenture is hereby amended and restated as follows:

“Section 2.11      Security. The payments of principal of and interest on the Series 2023-A Notes, Series 2024-A Notes and Last Out Notes shall be secured by the Trust Estate, including an assignment by the Trustee to the Servicer of the Proceeds Disbursing Agreement, including all Obligor Payments and other amounts payable to the Trustee under the Proceeds Disbursing Agreement, the cash balances in the Payment Reserve Fund and other funds maintained by the Trustee, provided that notwithstanding anything contrary to the foregoing, the Payment Reserve Fund and the Insurance Proceeds Fund and the funds deposited therein shall be for the sole benefit of the Series 2023-A Notes and shall not secure payments of principal of and interest on the Series 2024-A Notes and Last Out Notes. In addition, as provided in the Insurance Policy, to the extent other amounts are insufficient to pay debt service on the Series 2023-A Notes when due, payments made by the Insurer under the Insurance Policy may be used to make such payments. All funds established in this Indenture for the benefit of the Series 2023-A Notes are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the Holders of the Series 2023-A Notes and, except as otherwise provided in the Transaction Documents, may be used for no purpose other than payment of the Series 2023-A Notes. All funds established in this Indenture for the benefit of the Series 2024-A Notes (except with respect to any amount of an Insurance Payment that is transferred to such fund) are pledged and assigned under the Transaction Documents for the equal and proportionate benefit of the Holders of the Series 2024-A Notes and the Last Out Notes, respectively, and, except as otherwise provided in the Transaction Documents (including subject to the terms of the Last Out Subordination Agreement), may be used for no purpose other than payment of the Series 2024-A Notes and the Last Out Notes. The obligation of the Issuer to abide by the terms of the Indenture and the Notes shall be absolute and unconditional and shall not be subject to any defense or any right of set off, counterclaim or recoupment arising out of any breach by the Trustee or any Noteholder of any obligation to the Issuer or otherwise with respect to the Notes or out of any indebtedness or liability at any time owing to the Issuer by the Trustee. Until such time as all of the Notes shall have been fully paid or redeemed, the Issuer will not suspend or discontinue any payments provided for herein. Notwithstanding the foregoing, the Issuer’s obligation to make payments on the Notes is limited to the components of the Trust Estate. If the sources comprising the Trust Estate do not provide funds sufficient to make payments on the Notes, the Issuer is under no obligation to make such payments. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Pursuant to the Trustee Services Agreement, the Trustee has assigned the Trust Estate to the Servicer, other than the Insurance Policy, which has been issued directly to the Trustee as Named Insured. For the avoidance of doubt, notwithstanding anything to the contrary herein, all amounts paid by the Insurer under the Insurance Policy, including amounts deposited in the Insurance Proceeds Fund that are subsequently transferred to the Debt Service Fund, shall be applied solely to the payment of the Series 2023-A Notes.”

ARTICLE III.
ESTABLISHMENT OF FUNDS; APPLICATION OF PROCEEDS; INVESTMENTS

Section 3.01     [Reserved]

Section 3.02     [Reserved]

Section 3.03     [Reserved]

Section 3.04      Note Proceeds Fund. There is hereby created in connection with the Last Out Notes, a Last Out Note Proceeds Fund. Unless otherwise provided by Section 3.14 below, all net proceeds of each sale of the Last Out Notes shall be deposited into the Last Out Note Proceeds Fund on each Last Out Notes Delivery Date and disbursed as provided in Section 3.14 of this Third Supplemental Indenture.

Section 3.05     [Reserved]

Section 3.06     [Reserved]

Section 3.07     [Reserved]

Section 3.08     [Reserved]

Section 3.09     [Reserved]

Section 3.10     [Reserved]

Section 3.11     [Reserved]

Section 3.12     [Reserved]

Section 3.13     [Reserved]

Section 3.14     Disbursed Amount and Flow of Funds on Delivery Date. On each Last Out Notes Delivery Date, the initial purchasers shall wire to the Trustee an amount equal to the face amount of the Last Out Notes issued on such Last Out Notes Delivery Date (the “Last Out Note Proceeds”) and the Last Out Note Proceeds shall be deposited into the Last Out Note Proceeds Fund and then disbursed by the Trustee to the Issuer or Issuer’s Parent or to the Repayment Fund or Debt Service Fund, or to any combination thereof, in each case as directed in the Officer’s Certificate and flow of funds memorandum attached thereto that shall be delivered to the Trustee on or before the applicable Last Out Notes Delivery Date (each a “Last Out Disbursement”). The term and provisions of each Last Out Disbursement are set forth in the Proceeds Disbursing Agreement and the entire amount of any Last Out Disbursement shall be deemed to have been disbursed to the Co-Obligors under the Proceeds Disbursing Agreement regardless of whether all or any portion of such Last Out Disbursement is disbursed to the Repayment Fund or Debt Service Fund.

ARTICLE IV.
DISBURSEMENT, CO-OBLIGOR PAYMENTS AND PREPAYMENT REDEMPTION

Section 4.01     [Reserved]

Section 4.02     [Reserved]

Section 4.03     [Reserved]

Section 4.04     Amendment of Section 4.04 of the Indenture. Section 4.04 of the Indenture is hereby amended and restated as follows:

“Payments on the Notes. On the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), and subject to (i) any Tax Deduction which has reduced the Co-Obligor Payments under Section 4.02 and the amounts transferred to the Debt Service Fund under Section 4.03 and (ii) the Last Out Subordination Agreement, the Trustee will withdraw the amount necessary from the Debt Service Fund to make the payment of interest on the Notes on such date and, if principal is due on the Notes on such date, the amount necessary to make the required principal payment on such date.”

ARTICLE V.
EXTRAORDINARY REDEMPTION AND SPECIAL REDEMPTION

Section 5.01     [Reserved]

ARTICLE VI.
EVENTS OF DEFAULT AND REMEDIES THEREFOR

Section 6.01     [Reserved]

Section 6.02     [Reserved]

Section 6.03     [Reserved]

Section 6.04     [Reserved]

Section 6.05     [Reserved]

Section 6.06     [Reserved]

Section 6.07     Amendment to Section 6.07. Section 6.07 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 6.07   Application of Moneys. Notwithstanding anything to the contrary within this Indenture, the Disbursement Documents, the Last Out Subordination Agreement or the Trust Transaction Documents, all moneys received by the Trustee pursuant to any right given or action taken under the provisions of this Indenture or under any of the other Transaction Documents including any proceeding at law or in equity to enforce the provisions of and foreclose, realize, levy or execute upon all items of collateral hereunder, together with all funds held by the Trustee hereunder, shall be deposited in the Debt Service Fund and, after payment of all of the fees, costs and expenses (including attorneys’ fees and expenses) relating to the proceedings resulting in the collection of such moneys and of the expenses, liabilities and advances incurred or made by the Trustee (or the Servicer, if applicable) including reasonable attorneys’ fees, and all other outstanding fees and expenses of and indemnities owing to the Trustee (or the Servicer, if applicable) incurred under the Second Supplemental Indenture, the Third Supplemental Indenture, the Indenture, the Disbursement Documents, and/or the Trust Transaction Documents, or otherwise in connection with such actions, and thereafter any fees, expenses, liabilities and advances due to, or incurred or made by, the Paying Agent and the Registrar (and, if applicable, the Servicer), such moneys thereafter shall be applied in the order set forth below:

(a)      Unless the principal of all Series 2023-A Notes and Series 2024-A Notes shall have become or been declared due and payable, all such moneys (other than any Insurance Payments, which shall be applied solely to the payment of the Series 2023-A Notes) shall be applied to the ratable payment of all installments of cash interest then due on the Series 2023-A Notes (including the 2023-A Exit Premium, if such fee has become or been declared due and payable) and Series 2024-A Notes (other than the 2024-A Exit Premium) on a pro rata basis relative to each series of Notes, and, if the amount available shall not be sufficient to pay in full all such amounts, then to the ratable payment of all such amounts so due and the portion thereof allocable to the installments of interest shall be applied in order of priority first to installments past due for the longest period;

(b)      If the principal of all the Series 2023-A Notes and Series 2024-A Notes shall have become or been declared due and payable, all such moneys (other than any Insurance Payments, which shall be applied solely to the payment of the Series 2023-A Notes) shall be applied to the payment of the principal then due and unpaid upon the Series 2023-A Notes (including the 2023-A Exit Premium) and Series 2024-A Notes (other than the 2024-A Exit Premium) on a pro rata basis relative to each series of Notes; and

(c)       Subject to the Last Out Subordination Agreement and provided that the principal, interest and applicable exit premium applicable to the Series 2023-A Notes and Series 2024-A Notes shall have been paid, all remaining monies shall be applied to the payment of the principal, interest and exit premium due and unpaid upon the Last Out Notes.”

Section 6.08     [Reserved]

Section 6.09     [Reserved]

Section 6.10     [Reserved]

Section 6.11      Article VI of the Indenture is hereby amended to add as Section 6.11 the following:

“6.11   Right of Noteholders of Series 2024-A Notes and Last Out Notes.

(a) Notwithstanding anything to the contrary contained in this Indenture (including the Second Supplemental Indenture and the Third Supplemental Indenture), without reasonable consultation with OIC, the Holders of Series 2024-A Notes and Holders of Last Out Notes (it being understood and agreed that the failure to provide prior written notice thereof shall not constitute a breach hereunder), any Minimum Noteholder Percentage shall not direct the Trustee or the Servicer, as applicable, to take any action set forth in clauses (i) – (vi) below, and shall certify in its direction to the Trustee or the Servicer, as applicable, that it has completed such reasonable consultation regarding any proposed action(s) contained in the direction to the Trustee or the Servicer:

(i)               declare or give any notice to the Issuer and/or any other Co-Obligor of a Declaration of Extraordinary Redemption, declaration of acceleration or acceleration of maturity of principal and interest on any Note upon any Extraordinary Redemption Events;

(ii)              declare an Event of Special Redemption, or enforce any related rights pursuant to any Finance Document;

(iii)             make any application of make any filing for involuntary bankruptcy, reorganization, insolvency, administration, receivership, compromise, moratorium, assignment, readjustment of debt, liquidation, deregistration, dissolution or similar event, whether, under applicable law with respect to the Issuer, a Co-Obligor or any of their subsidiaries;

(iv)             submit a Claim Notice or commence a Marketing Period pursuant to any Finance Document;

(v)              appoint an examiner, administrator, deed administrator, administrative receiver, receiver, receiver and manager, liquidator, provisional liquidator or other analogous officer to any Co-Obligor; or

(vi)             enter into any transaction or series of transactions in connection with the bankruptcy, insolvency, reorganization, administration, receivership, compromise, moratorium, assignment, readjustment of debt, liquidation, deregistration, dissolution of the Issuer, a Co-Obligor or any of their subsidiaries.

(b)       Subject to this Section 6.11, if the Minimum Noteholder Percentage has not exercised the right to request the exercise of any rights and powers conferred by Section 6.02 on the Trustee or the Servicer, as applicable, or exercised the right to direct the method and place of conducting all proceedings to be taken in connection with the enforcement of the terms and conditions of this Indenture pursuant to Section 6.03 of the Indenture, for forty-five (45) Business Days following the accrual of such rights, Holders of any Series 2023-A Notes shall consult and discuss with OIC, the Holders of Series 2024-A Notes and the Holders of any Last Out Note in good faith concerning the exercise of such rights. If the Minimum Noteholder Percentage thereafter elects to exercise such rights by requesting or directing the Trustee or the Servicer, as applicable, to take any action(s), it shall certify in its request or direction that it has completed such consultations and discussion.

(c)      The Series 2024-A Notes and Last Out Notes shall receive rights and privileges no worse than applicable to any Series 2023-A Notes in any Bankruptcy Event, including for the avoidance of doubt that the Holders of any Series 2024-A Notes and any Last Out Notes shall have a right of participation on a pro rata basis, on reasonable notice and on similar economic terms, to any financing or transaction involving any Holders of Series 2023-A Notes. Moreover, the Holders of Series 2024-A Notes and Last Out Notes shall have a secondary refusal right to participate or purchase in excess of its pro rata portion for any portion of such financing or transaction declined by any Holders of Series 2023-A Notes.

(d)      If the Holders of any Series 2023-A Notes shall be party to any additional issuance of Series 2023-A Notes or any financing or transaction for additional notes of any other series, the Holders of any Series 2024-A Notes and any Last Out Notes shall have a right of participation or similar right on a pro rata basis, or shall otherwise have a right to acquire additional principal amount of Series 2024-A Notes to maintain their pro rata interests and rights in the Issuer.”

ARTICLE VII.
INSURANCE AND INSURANCE CLAIM FOR CO-OBLIGORS’ NONPAYMENT

Section 7.01     [Reserved]

ARTICLE VIII.
CONCERNING THE TRUSTEE

Section 8.01     [Reserved]

ARTICLE IX.
SUPPLEMENTAL INDENTURES AND
AMENDMENTS TO TRANSACTION DOCUMENTS

Section 9.01     Amendment to Section 9.01. Section 9.01 of the Indenture is hereby amended to add the following as a new Section 9.01(a)(x):

“(x)          to provide for the issuance of Last Out Notes in accordance with limitations set forth in the Third Supplemental Indenture and subject to the Last Out Subordination Agreement, or change any of the provisions of the Indenture as may be necessary to facilitate the issuance of Last Out Notes.”

Section 9.02     Amendment to Section 9.02. Section 9.02 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.02 Amendments to Indenture Requiring Consent of Noteholders. Notwithstanding any contrary provision hereof, nothing contained in this Section 9.02 shall permit, or be construed as permitting, without the consent of the Noteholders of all Outstanding Series 2023-A Notes and all Outstanding Series 2024-A Notes and all Outstanding Last Out Notes, (a) an extension of the maturity of the principal of or interest on, any Series 2023-A Note or any Series 2024-A Note or any Last Out Note, (b) a reduction in the principal amount of or the rate of interest on, any Series 2023-A Note or any Series 2024-A Note or any Last Out Note, (c) a preference or priority of any Series 2023-A Note, any Series 2024-A Note, any Last Out Note, Series 2023-A Notes, Series 2024-A Notes or Last Out Notes over any other Series 2023-A Note, Series 2024-A Note, Last Out Note, Series 2023-A Notes, Series 2024-A Notes or Last Out Notes, (d) the creation of a lien on the Trust Estate (other than Permitted Liens) prior to or on parity with the lien of this Indenture, or (e) a reduction in the aggregate principal amount of the Series 2023-A Notes or the Series 2024-A Notes or the Last Out Notes required for any consent to any Supplemental Indenture; provided further, however, that without the written consent of the Trustee, the Trustee may, but shall not be required to join in the execution of any Supplemental Indenture that affects the rights, protections, privileges, duties, indemnities, obligations and/or immunities of the Trustee or that imposes additional obligations on the Trustee. The giving of notice to and consent of the Noteholders to any such proposed Supplemental Indenture shall be obtained pursuant to Section 9.06. Notwithstanding any contrary provision hereof, (i) without the consent of the Noteholders of all Outstanding Series 2023-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2023-A Notes, (ii) without the consent of the Noteholders of all Outstanding Series 2024-A Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Series 2024-A Notes, and (iii) without the consent of the Noteholders of all Outstanding Last Out Notes, no amendment may be made to this Indenture or any related agreement that would have a materially adverse and disproportionate effect on the Noteholders of Last Out Notes.”

Section 9.03     Amendments to Last Out Subordination Agreement Not Requiring Consent of Noteholders. The Disbursing Agent, the Issuer and the Servicer may, without the consent of any Noteholder, enter into any amendment of or supplement to the Last Out Subordination Agreement as may be required (a) for the purpose of curing any ambiguity or formal defect or omission therein, (b) to grant or pledge to the Issuer or Trustee, for the benefit of the Noteholders and the Insurer, any additional security, (c) [Reserved], (d) [Reserved], (e) in connection with any other change therein which, in the judgment of the Trustee (for which the Trustee may rely upon a certificate of an officer of the Issuer to that effect) is not materially prejudicial to the interests of the Noteholders of the Notes, or (f) in connection with the Servicer’s exercise of rights thereunder and management of the credit and the Collateral generally; provided, however, that without the written consent of the Trustee, the Trustee shall not be required to join in the execution of any such amendment that affects the rights, protections, privileges, duties, obligations, indemnities and/or immunities of the Trustee or that imposes additional obligations on the Trustee.

Section 9.04     Amendment to Section 9.04. The first paragraph of Section 9.04 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.04 Other Amendment Provisions. The Disbursing Agent, the Issuer and the Servicer shall not enter into any modification or amendment of the Proceeds Disbursing Agreement, nor shall any such modification or amendment become effective, without the consent (except as permitted by Section 9.03) of a Majority of the Noteholders, such consent to be obtained in accordance with Section 9.06. Moreover, notwithstanding anything to the contrary in Section 9.03, the Disbursing Agent, the Issuer and the Servicer shall not enter into any modification or amendment of the Proceeds Disbursing Agreement that amends clause (v) of the definition of Permitted Indebtedness, clause (n) of the definition of Permitted Lien, Section 2.1(d), Schedule 6.8 and any definition or provision related thereto, nor shall any such modification or amendment become effective, without the consent of OIC.”

Section 9.05   Other Amendment Provisions. The Disbursing Agent, the Issuer and the Servicer shall not enter into any modification or amendment of the Last Out Subordination Agreement, nor shall any such modification or amendment become effective, without the consent (except as permitted by Section 9.03 of this Third Supplemental Indenture) of a Majority of the Noteholders, such consent to be obtained in accordance with Section 9.06 of the Indenture.

Section 9.06     Amendment to Section 9.06. Section 9.06 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 9.06 Notice to and Consent of Noteholders. If consent of the Noteholders is required under the terms of this Indenture for the amendment of this Indenture, the Proceeds Disbursing Agreement, the Last Out Subordination Agreement or the Insurance Policy or for any other similar purpose, the Trustee shall cause notice of the proposed execution of the amendment to be given by first-class mail, postage prepaid, or as otherwise provided in the DTC Letter, to the Noteholders of the Outstanding Series 2023-A Notes and the Outstanding Series 2024-A Notes then shown on the Register. Such notice shall briefly set forth the nature of the proposed amendment or other action and shall state that copies of any such amendment or other document are on file at the Designated Trust Office for inspection by all Noteholders. If, within sixty (60) days or such longer period as shall be prescribed by the Issuer following the mailing of such notice, the Noteholders of a majority of the principal amount of the Series 2023-A Notes Outstanding and Series 2024-A Notes Outstanding (or all of the principal amount of the Series 2023-A Notes Outstanding, in the case of changes to the Insurance Policy) by instruments filed with the Trustee shall have consented to the amendment or other proposed action (and if required, the consent of the Insurer has been received), then the Trustee shall execute such amendment or other document or take such proposed action and the consent of the Noteholders shall thereby be conclusively presumed.”

ARTICLE X.
REPRESENTATIONS AND WARRANTIES

Section 10.01   Except as disclosed to the Trustee on or prior to the execution of the Second Supplemental Indenture, the Issuer represents, warrants and covenants that the representations, warranties and covenants set out in Section 10.01 of the Indenture are true and correct in all material respects on and as of the date of this Third Supplemental Indenture.

ARTICLE XI.
AUSTRALIAN TAX MATTERS

Section 11.01  The Issuer represents and warrants that the representations and warranties set out in Section 11.01 of the Indenture (for the avoidance of doubt, in respect of the Series 2023-A Notes only) are true and correct in all material respects on and as of the date of this Third Supplemental Indenture.

Section 11.02   The reference to “Exhibit B” in Section 11.03(b)(iii) of the Indenture shall be construed as a reference to Exhibit B of this Third Supplemental Indenture to the extent that Section applies to the Last Out Notes.

Section 11.03    The first clause of Section 11.03(b)(i) of the Indenture is hereby amended and restated in its entirety as follows:

“(i)     to any Tax assessed on a Noteholder if that Tax is imposed by a jurisdiction on the net income (for the avoidance of doubt, this includes taxable income in accordance with Australian income tax concepts) derived by that Noteholder but not:”

ARTICLE XII.
MISCELLANEOUS PROVISIONS

Section 12.01   [Reserved]

Section 12.02   [Reserved]

Section 12.03   Section 12.03 of the Indenture is hereby amended and restated in its entirety as follows:

“Section 12.03  No Additional Notes or Cross-Collateralization. No provision set forth in this Indenture (as amended by the Second Supplemental Indenture and the Third Supplemental Indenture) shall give the Issuer the right to issue notes hereunder other than (i) the Series 2023-A Notes (up to an aggregate principal amount of $60,000,000), (ii) the Series 2024-A Notes (including the Initial Series 2024-A Notes and any Additional Series 2024-A Notes), (iii) Last Out Notes (subject to the Last Out Subordination Agreement), or (iv) to permit the Series 2023-A Notes, the Series 2024-A Notes, or the Last Out Notes (subject to the Last Out Subordination Agreement) to be cross-collateralized with any other obligations.”

ARTICLE XIII.
ADDITIONAL MISCELLANEOUS PROVISIONS

Section 13.01   Ratification of Indenture. Except as expressly amended, amended and restated, and/or supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Reference to this Third Supplemental Indenture need not be made in the Indenture or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Indenture, any reference in any of such items to the Indenture being sufficient to refer to the Indenture as amended hereby.

Section 13.02   Indenture Remains in Full Force and Effect. This Third Supplemental Indenture is subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Issuer and the Trustee with respect hereto.

Section 13.03 GOVERNING LAW AND WAIVER OF JURY TRIAL. THIS THIRD SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF. THE PARTIES HERETO EACH HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS THIRD SUPPLEMENTAL INDENTURE OR ANY TRANSACTION RELATED HERETO TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

Section 13.04  Counterparts; Electronic Signatures. The Third Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The parties agree that the electronic signature of a party to this Third Supplemental Indenture shall be as valid as an original signature of such party and shall be effective to bind such party to this Third Supplemental Indenture. The parties agree that any electronically signed document (including this Third Supplemental Indenture) shall be deemed (a) to be “written” or “in writing,” (b) to have been signed and (c) to constitute a record established and maintained in the ordinary course of business and an original written record when printed from electronic files. Such paper copies or “printouts,” if introduced as evidence in any judicial, arbitral, mediation or administrative proceeding, will be admissible as between the parties to the same extent and under the same conditions as other original business records created and maintained in documentary form. Neither party shall contest the admissibility of true and accurate copies of electronically signed documents on the basis of the best evidence rule or as not satisfying the business records exception to the hearsay rule. For purposes hereof, “electronic signature” means a manually signed original signature that is then transmitted by electronic means; “transmitted by electronic means” means sent in the form of a facsimile or sent via the internet as a “pdf” (portable document format) or other replicating image attached to an e-mail message; and, “electronically signed document” means a document transmitted by electronic means and containing, or to which there is affixed, an electronic signature.

Section 13.05    Effect of Headings. The section headings herein are for convenience only and shall not affect the construction hereof.

Section 13.06   The Trustee. The Trustee shall not be responsible or liable in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer. The Issuer hereby authorizes and directs the Trustee to execute and deliver this Third Supplemental Indenture. The Issuer acknowledges and agrees that the Trustee (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Indenture, which are hereby deemed incorporated by reference; and (ii) has acted consistently with (and is not in breach or violation of) its standard of care under the Indenture. The Issuer agrees that the execution by the Trustee of this Third Supplemental Indenture is consistent with, and permitted by, the Indenture, the other Trustee Transaction documents and/or the Disbursement Documents.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Issuer:

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Jacob Dingle	/s/ David Nock
Signature of director	Signature of director/secretary

Jacob Dingle	David Nock
Name of director (print)	Name of director/secretary (print)

UMB BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Julius R. Zamora
Name: Julius R. Zamora
Title: Vice President

[Signature Page to Carbon Revolution Third Supplemental Indenture]

EXHIBIT A
Form of Last Out Note

Unless this certificate is presented by an authorized representative of The Depository Trust Company, a New York corporation (“DTC”), to Issuer or its agent for registration of transfer, exchange, or payment, and any certificate issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDER HEREOF ACKNOWLEDGES THAT THE NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES THAT THE NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNER OF THIS NOTE AGREES THAT ANY TRANSFER OF THIS NOTE OR ANY INTEREST HEREIN WILL BE MADE IN ACCORDANCE WITH THE TRANSFER RESTRICTIONS SET FORTH IN THE INDENTURE.

BY ITS PURCHASE OF THIS LAST OUT NOTE OR ANY INTEREST HEREIN, EACH INITIAL PURCHASER WILL REPRESENT AND WARRANT, AND EACH SUBSEQUENT PURCHASER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986 (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE LAST OUT NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR (B) ITS PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH LAST OUT NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE PLACEMENT AGENT, THE INSURER OR THE INITIAL PURCHASERS OF THE LAST OUT NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING.

NEITHER THE LAST OUT NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS LAST OUT NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

[Remainder of Page Intentionally Left Blank]

United States of America

Number R-__	$_____

CARBON REVOLUTION OPERATIONS PTY LTD
FIXED RATE SENIOR NOTES, SERIES 2024-B

2024-B Notes Delivery Date: _____	Aggregate Principal Amount: $_____
Stated Maturity Date: May 15, 2027	Holder: Cede & Co.
Rate of Interest: 12.00%	CUSIP: _____

Carbon Revolution Operations Pty Ltd, ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), for value received, hereby promises to pay to the Holder specified above, or registered assigns, on the Stated Maturity Date, specified above, (subject to the Last Out Subordination Agreement), the Aggregate Principal Amount, specified above, and to pay interest on said Aggregate Principal Amount, which shall accrue beginning on the Last Out Notes Delivery Date, at the Rate of Interest specified above per annum. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Capitalized terms herein that are not otherwise defined shall have the meaning provided in the Indenture (defined hereinafter). Interest hereon shall be payable on the 15th day of each month (or the next Business Day thereafter, if the 15th day of the month is not a Business Day), beginning on [_____] (each an “Interest Payment Date”). All remaining obligations outstanding (including, without limitation, outstanding principal of, accrued and unpaid interest on, and PIK Interest on) shall be due and payable on the Stated Maturity Date. Payment of principal of this Note is payable by check or wire transfer in lawful money of the United States of America by presentation and surrender of this Note at the Designated Trust Office of UMB Bank, National Association, as trustee, or its successor in trust (the “Trustee”) or at the duly designated office of any duly appointed alternate or successor paying agent.

Interest on this Note is computed on the basis of a 360-day year consisting of twelve 30-day months. Payment of interest on and principal of this Note shall be made to the Holder hereof and shall be paid in the manner set out in Article II of the Indenture and Section 2.03 of the Third Supplemental Indenture.

Payments under or in respect of this Note are subject to the Tax Matters set out in Article XI of the Indenture, including the Tax Gross-up and Tax indemnity provisions there. This Note is one of an authorized issue of Notes consisting of “Carbon Revolution Operations Pty Ltd Fixed Rate Senior Notes, Series 2024-B” (the “Notes”), maturing on May 15, 2027. The Notes are issued under and subject to the provisions of a Trust Indenture, dated as of May 23, 2023 (as amended by the Second Supplemental Indenture dated May 24, 2024, the Third Supplemental Indenture dated June 21, 2024, and as further amended, restated, amended and restated, supplemented or modified from time to time, the “Indenture”), duly executed and delivered by and between the Issuer and the Trustee. The Trustee will disburse the proceeds of the Notes (the “Disbursement”) pursuant to Section 2.13 of the Third Supplemental Indenture and a Proceeds Disbursing and Security Agreement, by and among UMB Bank, National Association, not in its individual capacity, but solely as Trustee, solely in its capacity as disbursing agent (the “Disbursing Agent”), Gallagher IP Solutions LLC, as servicer and as collateral agent for the benefit of the Trustee under the Transaction Documents referred to therein (the “Servicer”) and as security trustee for the benefit of the Security Beneficiaries under the Security Trust Deed referred to therein (the “Security Trustee”), the Issuer, Carbon Revolution Pty Ltd ACN 128 274 653, which is Issuer’s parent (“Issuer’s Parent”) and Carbon Revolution Technology Pty Ltd ACN 155 413 219 (“Carbon Technology” and, collectively with Issuer and Issuer’s Parent, the “Co-Obligors”), dated as of May 23, 2023 (as amended, amended and restated, or otherwise modified from time to time, the “Proceeds Disbursing Agreement”). The Co-Obligors will repay the Disbursement pursuant to the Proceeds Disbursing Agreement and the Last Out Subordination Agreement. Payment of principal of and interest on the Notes will be secured and collateralized solely by the sources that comprise the Trust Estate, as such term is defined in the Indenture (which Trust Estate has been assigned by the Trustee to the Servicer). All funds established in the Indenture are pledged for the equal and ratable benefit of the registered holders of the Notes and, except as otherwise provided in the Indenture, may be used for no purpose other than payment of the Notes.

Notwithstanding any contrary provision of the Indenture, other than through the assets that comprise the Trust Estate, the Issuer has no obligation to make payments of principal of or interest on the Notes. For the avoidance of doubt, the Issuer has an obligation to make all payments in accordance with the Transaction Documents, including the outstanding principal and accrued interest on the Notes. Reference is hereby made to the Indenture and to all indentures supplemental thereto, as well as the Proceeds Disbursing Agreement for a description of the assets that comprise the Trust Estate, the provisions, among others, with respect to the nature and extent of the security for the Notes, the rights, duties, and obligations of the Issuer, the Trustee, and the Noteholders, and the provisions regulating the manner in which the terms of the Indenture and the Transaction Documents (as defined in the Indenture) may be modified, to all of which provisions the Holder of this Note, on behalf of himself and his successors in interest, assents by acceptance hereof.

The Notes are issuable only in the form of fully registered Notes without coupons in the Authorized Denominations. Subject to the conditions and upon the payment of charges provided in the Indenture, the Holder of any Note or Notes issued under the Indenture may, if not prohibited by law, surrender the same (together with a written instrument of transfer satisfactory to the Trustee duly executed by the Holder or his attorney duly authorized in writing) in exchange for an equal aggregate principal amount of Notes of any denominations authorized as above described. This Note is transferable as provided in and subject to the provisions of the Indenture by the Holder in person or by the Holder’s attorney duly authorized in writing at the Designated Trust Office of the Trustee upon surrender of this Note accompanied by a duly executed instrument of transfer, in form and with guarantee of signature satisfactory to the Trustee, and upon payment of any governmental charges or taxes incident to such transfer. Upon any such transfer, a new Note or Notes in the same aggregate principal amount and of the same series, interest rate, and maturity will be issued to the transferee. The Issuer and the Trustee may deem and treat the person in whose name this Note is registered as the absolute Holder hereof (whether or not this Note shall be overdue) for the purpose of receiving payment of, or on account of, the principal of, and interest due on this Note and for all other purposes, and the Issuer and the Trustee shall not be affected by any notice to the contrary. Beneficial Ownership Interests in this Note may be transferred so long as the proposed resale, transfer, or other disposition of this Note is exempt from registration under the Securities Act.

The Notes are subject to redemption prior to the Stated Maturity Date pursuant to the terms of Section 2.13 of the Indenture.

The Holder of this Note shall have no right to enforce the provisions of the Indenture or this Note, or to institute action to enforce the covenants therein or herein, or to take any action with respect to any event of default under the Indenture, or to institute, appear in, or defend any suit or other proceedings with respect thereto except as provided in the Indenture. In certain events, on the conditions, in the manner, and with the effect set forth in the Indenture, the principal of all of the Notes issued under the Indenture and then outstanding may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

IT IS HEREBY CERTIFIED, RECITED, AND DECLARED that all acts, conditions, and things required to exist, happen, and be performed precedent to and in the issuance of this Note do exist, have happened, and have been performed in due time, form, and manner as required by applicable law in order to make this Note a valid and legal obligation of the Issuer and that the issuance of the Notes (subject to the terms hereof), together with all other obligations of the Issuer, does not exceed or violate any constitutional or statutory limitation applicable to the Issuer.

IN WITNESS WHEREOF, Carbon Revolution Operations Pty Ltd has caused this Note to be executed by its authorized representative by his or her manual signature, as of the Last Out Notes Delivery Date set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

FORM OF TRUSTEE’S AUTHENTICATION CERTIFICATE

It is hereby certified that this Note has been issued under the provisions of the Indenture described in this Note; and that this Note has been issued as of the Last Out Notes Delivery Date specified in this Note or in exchange for or replacement of a Note or Notes.

Dated: _____, 20__

UMB Bank, National Association, as Trustee

By:
Name:
Title:

FORM OF ASSIGNMENT

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned Holder of this Note, or duly authorized representative or attorney thereof, hereby assigns this Note to _______________________________________ (Assignee’s Social Security or Taxpayer Identification Number) (Print or type Assignee’s name and address, including ZIP code) and hereby irrevocably constitutes and appoints ______________________________ attorney to transfer the registration of this Note on the Register with full power of substitution in the premises.

Dated:

Signature Guaranteed:

NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company that is a participant in the Medallion Guarantee Program.	NOTICE: The signature above must correspond with the name of the Holder as it appears upon the front of this Note in every particular, without alteration or enlargement or any change whatsoever.

The following abbreviations, when used in the assignment above or on the face of the within Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common

TEN ENT – as tenants by the entireties

JT TEN  - as joint tenant with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT _____  Custodian _____  under Uniform Gifts to Minors Act ______

(Minor)	(Cust)	(State)

Additional abbreviations may also be used though not in the list above.

NOTE RATE, MATURITY AND PAYMENT INFORMATION

Principal Amount	$_____

Last Out Notes Delivery Date:	_____

Stated Maturity Date:	May 15, 2027

Rate of Interest:	12.00%

CUSIP:	_____

EXHIBIT B
Form of Last Out Investor Letter

_____, 20___

Carbon Revolution Operations Pty Ltd

UMB Bank, National Association

Re:	Carbon Revolution Operations Pty Ltd $[_____] Fixed Rate Senior Notes, Series 2024-B

Ladies and Gentlemen:

The undersigned, __________, intends to purchase from Carbon Revolution Operations Pty Ltd (the “Issuer”) a $_______ portion of the Issuer’s above-referenced Fixed Rate Senior Notes, Series 2024-B (the “Last Out Notes”), either on its own behalf or on behalf of its customers (the purchasing entity or each customer is referred to herein as a “Purchaser”). The Last Out Notes will be issued pursuant to a Trust Indenture dated as of May 23, 2023 (the “Indenture”) between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Indenture.

In connection with the purchase of the Last Out Notes, the undersigned, each Purchaser hereby agrees to the following terms and conditions and makes the representations and warranties stated herein as of the date hereof with the express understanding that the truth and accuracy of the representations and warranties will be relied upon by the Issuer and the Trustee:

1.
The Purchaser understands and acknowledges that the Last Out Notes are being offered only in a transaction that does not require registration under the Securities Act or any other securities laws, that the Last Out Notes will not be registered or qualified under the Securities Act or any other applicable securities laws and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, pursuant to an exemption therefrom or in a transaction not subject thereto and in each case in compliance with the conditions for transfer set forth below.

2.	[RESERVED].

3.
The Purchaser is a Qualified Institutional Buyer or an Institutional Accredited Investor and is aware (and if it is acquiring the Last Out Notes for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors, each is aware) that the Issuer is relying on the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) of the Securities Act, is acquiring the Last Out Notes for its own account or for the account of one or more Qualified Institutional Buyers or Institutional Accredited Investors for whom it is authorized to act, in either case for investment purposes and not for distribution in violation of the Securities Act, is able to bear the economic risk of an investment in the Last Out Notes and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of purchasing the Last Out Notes.

4.	[RESERVED].

5.	[RESERVED].

6.	[RESERVED].

7.
None of the Issuer, the Insurer, the Trustee, or any of their respective Affiliates is acting as a fiduciary or financial or investment advisor for the Purchaser with respect to the purchase of the Last Out Notes. The Purchaser is not relying (for purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the Issuer, the Insurer, the Trustee, or any of their respective Affiliates, except for representations in the Transaction Documents.

8.
Notwithstanding the foregoing in paragraph 7, the Purchaser has had the opportunity to ask questions of and receive answers from the Issuer and the Insurer concerning the purchase of the Last Out Notes and all matters relating thereto or any additional information deemed necessary to its decision to purchase or acquire the Last Out Notes. The Purchaser has made its own independent review of credit and related matters applicable to the Issuer, the purchase and holding of the Last Out Notes and otherwise to its investment in the Last Out Notes.

9.	[RESERVED].

10.
The Purchaser understands that none of the Issuer, the Trustee or any other party makes any representation as to the proper characterization of the Last Out Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Last Out Notes for legal investment or other purposes, or as to the ability of particular investors to purchase the Last Out Notes under applicable investment restrictions.

11.
The Purchaser has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary and has made its own investment decision (including decisions regarding the suitability of any transaction pursuant to the Indenture) based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the Issuer, the Insurer, the Trustee, or any of their respective Affiliates.

12.
The Purchaser agrees to treat the Last Out Notes as indebtedness for U.S. federal income tax and all applicable state and local income and franchise tax purposes in all tax filings, reports and returns and otherwise, and will not take, or participate in the taking of or permit to be taken, any action that is inconsistent with such tax treatment and tax reporting of the Last Out Notes, unless required by applicable law.

13.
Unless the application of this section 13 has been removed by a change in law, if the Purchaser decides to resell or otherwise transfer such Last Out Notes, then it agrees on its own behalf and on behalf of any investor account for which it is purchasing the Last Out Notes, and each subsequent purchaser of the Last Out Notes by its acceptance thereof, agrees, that it will resell or transfer such Last Out Notes only to the Issuer or an Affiliate, or to a person whom the seller reasonably believes is a Qualified Institutional Buyer acquiring the Last Out Notes for its own account or as a fiduciary or agent for others (which others must also be Qualified Institutional Buyers) to whom notice is given that the resale or other transfer is being made in reliance on Rule 144A of the Securities Act and in accordance with any applicable United States state securities laws or other applicable securities laws of the relevant jurisdiction.

14.
The Purchaser understands and agrees that each certificate representing an interest in the Last Out Notes shall include a legend similar to the following (the “Securities Legend”), unless determined otherwise in accordance with applicable law:

THE LAST OUT NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THE HOLDERS THEREOF ACKNOWLEDGE THAT THE LAST OUT NOTES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREE THAT THE LAST OUT NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A OF THE SECURITIES ACT OR PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING AUSTRALIA. THE OWNERS OF THE LAST OUT NOTES AGREE THAT ANY TRANSFER OF THE LAST OUT NOTES OR ANY INTEREST THEREIN WILL BE MADE IN ACCORDANCE WITH THE PROVISIONS OF THE INDENTURE.

NEITHER THE LAST OUT NOTES (NOR ANY INTEREST THEREIN) MAY BE SOLD, TRANSFERRED OR ASSIGNED TO ANY AUSTRALIAN PERSON OR ENTITY.

ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN A LAST OUT NOTE BY A PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

15.
Unless the Securities Legend has been removed from the Last Out Notes, the Purchaser agrees to notify each transferee of the Last Out Notes or of any Beneficial Ownership Interest or other interest therein of the deemed representations described herein and that such transferee will be deemed to have agreed to notify its subsequent transferees as to the foregoing.

16.	The Purchaser certifies, as provided on the legend set forth on the Last Out Note (the “ERISA Restricted Legend”), as follows:

EITHER PURCHASER (A) IS NOT AN EMPLOYEE BENEFIT PLAN OR OTHER PLAN SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), OR SIMILAR LAW (EACH, A “PLAN”) AND THAT IT IS NOT ACQUIRING THE LAST OUT NOTES DIRECTLY OR INDIRECTLY FOR, OR ON BEHALF OF, A PLAN OR ANY ENTITY WHOSE UNDERLYING ASSETS ARE DEEMED TO BE PLAN ASSETS OF SUCH A PLAN; OR PURCHASER’S (B) PURCHASE, OWNERSHIP OR DISPOSITION OF SUCH LAST OUT NOTE WILL NOT CONSTITUTE OR RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL PLAN, CHURCH PLAN OR FOREIGN PLAN, ANY VIOLATION OF SIMILAR LAW) NOR SUBJECT THE TRUSTEE, THE ISSUER, THE INSURER OR THE PURCHASER OF THE LAST OUT NOTES TO ANY OBLIGATION NOT AFFIRMATIVELY UNDERTAKEN IN WRITING. PURCHASER UNDERSTANDS THAT ANY PURPORTED PURCHASE OR TRANSFER OF ANY INTEREST IN THIS LAST OUT NOTE BY PURCHASER OR TO A TRANSFEREE THAT DOES NOT COMPLY WITH THE FOREGOING SHALL BE NULL AND VOID AB INITIO.

17.
The Purchaser acknowledges that the Issuer, and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if the Purchaser cease to qualify as a Qualified Institutional Buyer or an Institutional Accredited Investor, it will promptly notify the Issuer. If it is acquiring any Last Out Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

18.
The Purchaser agrees to indemnify the Trustee, the Insurer and the Issuer against any and all liability that may result if any transfer of such Last Out Note is not made by the Purchaser in a manner consistent with the transfer restrictions in the Indenture.

19.
Neither the undersigned nor anyone acting on its behalf has (a) offered, pledged, sold, disposed of or otherwise transferred the Last Out Notes, any interest in the Last Out Notes or any other similar security to any Person in any manner; (b) solicited any offer to buy or accept a pledge, disposition or other transfer of the Last Out Notes, any interest in the Last Out Notes or any other similar security from any Person in any manner; (c) otherwise approached or negotiated with respect to the Last Out Notes, any interest in the Last Out Notes or any other similar security with any Person in any manner; (d) made any general solicitation by means of general advertising or in any other manner; or (e) taken any other action, that (in the case of any of the acts described in clauses (a) through (d) above) would constitute a distribution of the Last Out Notes under the Securities Act, would render the disposition of the Last Out Notes a violation of Section 5 of the Securities Act or any state securities law or would require registration or qualification of the Last Out Notes pursuant thereto.

20.
The Purchaser recognizes that an investment in the Last Out Notes involves significant risks. The Purchaser understands that there is no established market for the Last Out Notes and that none will develop and, accordingly, that the Purchaser must bear the economic risk of an investment in the Last Out Notes for an indefinite period of time.

21.
The Purchaser agrees that the Purchaser is bound by and will abide by the provisions of the Indenture and the restrictions on transfer of the Last Out Notes and interests therein in the legends on the face of the Last Out Notes. The Purchaser agrees that it will provide to each person to whom it transfers Last Out Notes notice of the restrictions on transfer of the Last Out Notes.

22.
The Purchaser acknowledges that any proposed assignee of a beneficial ownership interest in the Last Out Notes will be deemed under the Indenture to have made agreements and representations substantially similar to those set forth above. The Purchaser understands that each of the Last Out Notes will bear a legend restricting transfer of the Last Out Notes.

23.	The interpretation of the provisions hereof shall be governed and construed in accordance with the laws of the State of New York.

24.
If the Purchaser is acquiring any Last Out Notes as a fiduciary or agent for one or more investor accounts, the Purchaser represents that it has sole investment discretion with respect to each such account and that it has full power to make on behalf of such account the representations, confirmations, acknowledgments and agreements set forth in this PPM.

This Investor Letter will be deemed valid for the institution named on this signature page. If there are additional institutions (e.g., subaccounts or mutual funds) to be covered by this letter, the undersigned will provide a list of such institutions.

Purchaser Name:

By:
Name:
Title:

EXHIBIT C
Last Out Authentication Order

Notice to Authenticate and Release Last Out Notes

_____, 20__

Carbon Revolution Operations Pty Ltd, as issuer (the “Issuer”) of the $[_____] Fixed Rate Senior Notes, Series 2024-B (the “Last Out Notes”) pursuant to a Trust Indenture, between the Issuer and UMB Bank, National Association, as trustee (the “Trustee”), dated as of May 23, 2023 (the “Indenture”), hereby provides as follows:

1.           All conditions precedent to the issuance of the Last Out Notes have occurred.

2.           The Issuer hereby directs the Trustee to authenticate the Last Out Notes.

3.           After the Last Out Notes have been authenticated, the Issuer hereby directs the Trustee to make the Last Out Notes available for delivery to DTC through the FAST system upon payment to the Trustee by the initial purchasers for the account of the Issuer of the sum of $[_____].

[Signature Page Follows]

C-1

The undersigned hereby executes this Notice to Authenticate and Release Last Out Notes, as of the date first set forth above.

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

C-2

EXHIBIT D
Form of Last Out Subordination Agreement

LAST OUT SUBORDINATION AGREEMENT

Dated as of [_____]

among

Carbon Revolution Operations Pty Ltd

as Issuer

Carbon Revolution Technology Pty Ltd

Carbon Revolution Public Limited Company

Carbon Revolution Pty Ltd

as Co-Obligors

UMB Bank, National Association

as Trustee and as Disbursing Agent

Gallagher IP Solutions LLC

as Servicer and Security Trustee

D-1

SUBORDINATION AGREEMENT

THIS SUBORDINATION AGREEMENT (this “Agreement”) is made as of [_____] by and among CARBON REVOLUTION OPERATIONS PTY LTD ACN 154 435 355, a company limited by shares and incorporated in Australia (the “Issuer”), UMB BANK, NATIONAL ASSOCIATION, solely in its capacity as trustee under the Trust Indenture (as defined below) (in such capacity, the “Trustee”) and solely in its capacity as disbursing agent under the Disbursing Agreement (as defined below) (in such capacity, the “Disbursing Agent”) and GALLAGHER IP SOLUTIONS LLC, a Delaware limited liability company (the “Servicer”) as successor to NLC II, LLC (formerly known as Newlight Capital LLC), a North Carolina limited liability company, as servicer under the Disbursing Agreement and Trust Indenture and as security trustee for the benefit of the Security Beneficiaries under the Australian Law Security Trust Deed (the “Security Trustee”), CARBON REVOLUTION TECHNOLOGY PTY LTD ACN 155 413 219 (“Carbon Technology”), CARBON REVOLUTION PUBLIC LIMITED COMPANY, a public limited company incorporated in Ireland (Irish Registered number 607450) (“Carbon Public”) and CARBON REVOLUTION PTY LTD ACN 128 274 653 (formerly Carbon Revolution Limited) (“Carbon Revolution”, and together with the Issuer, Carbon Public and Carbon Technology, each, a “Co-Obligor” and collectively, the “Co-Obligors”);

WHEREAS, the Issuer and the Trustee are parties to that certain Trust Indenture, dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Trust Indenture”), pursuant to which the Issuer issued those Series 2023-A Notes, Series 2024-A Notes and Last Out Notes (each as defined therein);

WHEREAS the Co-Obligors, Disbursing Agent, and Servicer are parties to that certain Proceeds Disbursing and Security Agreement, dated as of May 23, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Disbursing Agreement”), pursuant to which the proceeds of the Series 2023-A Notes, Series 2024-A Notes and Last Out Notes were disbursed to the Issuer; and

WHEREAS with the consent of all of the Noteholders and pursuant to the terms of the Trust Indenture, the Holders of the Last Out Notes have agreed to subordinate the Last Out Notes and the Last Out Term Advance (collectively, the “Last Out Obligations”) to the indefeasible Payment in Full by the Co-Obligors, as applicable, of the Senior Debt.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto hereby agree as follows.

1.
Defined Terms. Unless otherwise defined herein, capitalized terms used herein which are not otherwise defined herein shall have the meanings provided to such terms in the Trust Indenture or Disbursing Agreement, as applicable. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)
“Debt Documents” means, collectively, the Trust Indenture and other Transaction Documents (as such term is defined in the Trust Indenture) and the Disbursing Agreement and other Disbursement Documents (as such term is defined in the Disbursing Agreement).

1

(b)	“Last Out Notes” means those certain Fixed Rate Senior Notes, Series 2024-B issued under the Trust Indenture.

(c)	“Payment in Full” means the indefeasible payment in full in cash of obligations (other than unasserted indemnity obligations) owing in respect of the Senior Debt.

(d)
“Permitted Payment Conditions” means, until Payment in Full has occurred, no Event of Default described in Sections 6.01(a)(i) or (ii) of the Trust Indenture or Sections 8.1, 8.2(a) (solely with respect to Section 6.8) or 8.5 of the Disbursing Agreement has occurred and is continuing as defined in the Trust Indenture or the Disbursing Agreement and such payment is otherwise required and permitted pursuant to the terms of the Trust Indenture and the Disbursing Agreement.

(e)
“Permitted Payments” means, subject to the satisfaction of the Permitted Payment Conditions, any regularly scheduled payment of interest (whether in cash or in kind) owing on the Last Out Obligations under the Trust Indenture or Disbursing Agreement.

(f)
“Senior Debt” means all indebtedness, liabilities and obligations, of any nature or kind, present or future, direct or indirect, absolute or contingent, whether matured or not and at any time owing by the Co-Obligors related to the Series 2023-A Notes, Series 2023-A Term Advance, Series 2024-A Notes and Series 2024-A Term Advance, including any and all principal, interest, reimbursement obligations, premiums, reasonable and documented costs, expenses and fees, indemnification and/or otherwise (including of the Trustee, Disbursing Agent, Servicer, Security Trustee and their counsels), and all interest accruing after the commencement of an Insolvency Proceedings, in each case solely to the extent pursuant to the terms of the Debt Documents.

(g)	“Senior Notes” means the Series 2023-A Notes and Series 2024-A Notes, collectively.

2.	Subordination.

(a)
The Issuer and each of the Co-Obligors and the Trustee, the Servicer and the Security Trustee, for itself and on behalf of the Holders of the Last Out Notes, hereby covenant and agree that the payment of all Last Out Obligations are hereby unconditionally and irrevocably subordinated in all respects to the prior Payment in Full by the Co-Obligors of all of the Senior Debt on the terms set out herein.

(b)	Without limiting the generality of the foregoing, the subordination of the Last Out Obligations contained herein shall be effective notwithstanding:

(i)	any rule, law, order, ordinance or any statute may alter or vary the priorities set forth in this Agreement;

(ii)	any lack of validity, legality, completeness or enforceability of the Senior Debt or any Debt Document;

2

(iii)	any failure of, or delay by the Holders of the Senior Notes (or the Trustee, the Servicer or the Security Trustee on behalf of the Holders of the Senior Notes):

(A)	to assert any claim or demand or to enforce any right, power or remedy against any Co-Obligor under any Debt Document; or

(B)	to exercise any right, power or remedy against any Co-Obligor, the Collateral (as such term is defined in the Trust Indenture) or any other collateral securing any Senior Debt; and/or

(iv)
any other circumstance whatsoever which might otherwise constitute a defense available to, or a legal or equitable discharge of, or otherwise prejudicially affect the subordination herein provided (other than a defense of Payment in Full of the Senior Debt).

3.
Repayment of Last Out Note. Except for Permitted Payments, until Payment in Full has occurred, no direct or indirect payment (including, but not limited to, principal, interest and premiums), prepayment or repayment on account of, or other distribution or set-off in respect of, the Last Out Obligations shall be made by, or on behalf of, the Co-Obligors, the Trustee, Servicer, Security Trustee or received by the Holders of the Last Out Notes. Notwithstanding anything to the contrary contained in the Debt Documents or otherwise, the Holders of the Last Out Notes hereby acknowledge and agree that the failure of the Co-Obligors (or any other Person) to make payments in respect of the Last Out Obligations as a result of the subordination restrictions or provisions contained in this Agreement and/or the Debt Documents shall not constitute or result in a default or event of default in respect of the Last Out Obligations.

4.
Restriction on Enforcement. None of the Trustee, the Holders of the Last Out Notes, the Servicer or the Security Trustee shall take any action whatsoever to enforce payment of the Last Out Obligations (including, without limitation, notice of default, demand for payment, the exercise of any rights of set-off, commencement of Insolvency Proceedings, foreclosure, sale, power of sale, taking of possession, giving in payment, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager by any other means of enforcement thereof) unless, prior to the taking of any such action, the Payment in Full has occurred; provided that the foregoing will not prevent the Trustee, Servicer or Security Trustee from accelerating any of the Last Out Obligations if in any Insolvency Proceeding it is necessary for the Trustee, Servicer or Security Trustee to file and prove a claim for the amount of principal and interest owing and unpaid in respect of the Last Out Obligations and to file such other papers or documents as may be necessary or advisable in order to have such claims allowed in such Insolvency Proceeding (subject in all cases to Section 6 of this Agreement). The Co-Obligors hereby acknowledge and agree that any limitation period applicable to the right of the Trustee. Servicer or Security Trustee to enforce the Last Out Obligations shall be irrevocably extended by such amount of time as the Trustee, Servicer or Security Trustee, as applicable, is restricted from or delayed in exercising any rights and/or remedies pursuant to this Agreement.

3

5.
No Objection. Unless otherwise directed by all or the requisite majority of the Noteholders or Security Beneficiaries or as may be required by applicable law, none of the Trustee, the Holders of the Last Out Notes, the Servicer or the Security Trustee shall intentionally or knowingly take, or cause or permit any other Person to take on their behalf, any actions whatsoever whereby the priority or validity of the Senior Debt or the rights of the Holders of the Senior Notes hereunder or under the Debt Documents would be delayed, defeated, impaired or diminished.

6.
Liquidation, Dissolution, Bankruptcy, etc. In any Insolvency Proceeding, the Senior Debt (including any and all payments to Holders of the Senior Notes) shall be paid in full (including interest, premiums, and other amounts accruing to the date of receipt of such payment at the applicable rate whether or not allowed or allowable in any such proceeding, default interest and any applicable premiums, fees or make-whole amounts), pursuant to the terms thereof, before the Holders of the Last Out Notes shall be entitled to receive any payment or distribution (including of any cash and/or any other assets of the Co-Obligors), and the Holders of the Senior Notes shall be entitled to receive directly, for application in payment of such Senior Notes (to the extent necessary to pay all Senior Debt in full after giving effect to any substantially concurrent payment or distribution to the Holders of the Senior Notes), any payment or distribution of any kind or character, whether in cash or other assets, which would otherwise be payable or deliverable upon or with respect to the Last Out Obligations. To the extent any payment of Senior Debt (whether by or on behalf of any Co-Obligors or otherwise) is declared to be a fraudulent preference or otherwise preferential, set aside or required to be paid to a trustee, receiver or other similar Person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other Person, the Senior Debt or part thereof originally intended to be satisfied shall be (and otherwise deemed to be) fully reinstated and outstanding as if such payment had not occurred. The Trustee on behalf of the Holders of the Senior Notes is irrevocably authorized and empowered to make and present for and on behalf of the Holders of the Last Out Notes, such proofs of claim or other motions or pleadings and to demand, receive and collect any and all dividends or other payments and disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Senior Debt in order to enable the Holders of the Senior Notes or the Trustee on behalf of the Holders of the Senior Notes to enforce any and all of its and their rights hereunder.

7.
Payments Received by the Trustee, Servicer or Security Trustee. If, prior to Payment in Full, any Holders of any Last Out Notes or any Person on its or their behalf receives any payment from or distribution of assets of the Co-Obligors on account of the Last Out Obligations not expressly permitted by this Agreement, then such Holders or Person shall receive and hold such payment or distribution in trust for the benefit of the Holders of the Senior Notes and, except as otherwise provided in the Debt Documents, shall apply such payment or distribution to the repayment of the Senior Notes.

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8.	No Waiver of Subordination Provisions.

(a)
No right of the Holders of the Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) to enforce the subordination as provided in this Agreement and the Trust Indenture shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Co-Obligors or by any act or failure to act by the Holders of the Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes), or by any non-compliance by the Co-Obligors with any of the agreements or instruments relating to the Last Out Obligation or Senior Debt, regardless of any knowledge thereof which the Holders of the Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) may have or be otherwise charged with.

(b)
No loss of or any carelessness or neglect by any Holder of Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) in asserting its or their rights or any other thing whatsoever, including without limitation the loss by operation of law of any right of Holder of the Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes), shall in any way impair or release the subordination and any other rights and/or benefits provided by this Agreement.

9.
No Release. This Agreement shall remain in full force and effect without regard to, and any limitations on the rights related to the Last Out Obligations hereunder shall not be released or otherwise affected or impaired by:

(a)
any exercise or non-exercise by any Holder of Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) of any right, remedy, power or privilege in the Debt Documents to which any such Holder is a party;

(b)
any waiver, consent, extension, indulgence or other action, inaction or omission by any Holder of Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) under or in respect of this Agreement or the Debt Documents;

(c)
any default by the Co-Obligors or any other Person under, any limitation on the liability of the Co-Obligors or any other Person on the method or terms of payment under, or any irregularity or other defect in, the Debt Documents;

(d)	the failure of any Holder of Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) to file, pursue, or enforce a claim of any kind;

(e)
any defense based upon an election of remedies by any Holder of Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes) which destroys or otherwise impairs the subrogation rights of the Last Out Obligations or the right of the Trustee and/or Servicer and/or Security Trustee on behalf of the Holders of Last Out Notes to proceed against the Co-Obligors or any other Person for reimbursement, or both;

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(f)	any merger, consolidation or amalgamation of the Co-Obligors into or with any other Person; or

(g)	any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting the Co-Obligors.

10.	No Rights to the Co-Obligors.

(a)
Nothing in this Agreement creates (or is intended or shall be deemed to create) any rights in favor of, or obligations to, the Co-Obligors. No consent of the Co-Obligors will be necessary for any amendment, supplement or other modification to this Agreement.

(b)
To the extent that the Trustee and/or Servicer and/or Security Trustee on behalf of Holders of the Last Out Notes receives any monies, which it is required to pay over in whole or in part to pay any of the Senior Debt (including the Holders of the Senior Notes) pursuant to the terms of this Agreement, the indebtedness of the Co-Obligors in respect of the Last Out Obligations shall not be reduced in any way by the receipt of such monies.

11.
Further Assurances. The parties hereto shall forthwith, and from time to time, execute and do any and all deeds, documents and things which may be necessary or advisable, in the reasonable opinion of the parties hereto and its and/or their counsel, to give full effect to the subordination of the rights and remedies of the Holders of Last Out Notes to the rights and remedies of the Holders of the Senior Notes (or the Servicer, Security Trustee or Trustee on behalf of the Holders of the Senior Notes), all in accordance with the terms and conditions of this Agreement.

12.	Successors and Assigns.

(a)
This Agreement is binding upon the Issuer and the Co-Obligors and their respective successors and permitted assigns and the Holders of the Last Out Notes and shall inure to the benefit of the Holders of the Senior Notes. Each of the Trustee, the Servicer and the Security Trustee is an express third party beneficiary of this Agreement and may enforce this Agreement as if it were a direct party hereto.

(b)
Except as provided in Section 12(a) above and with respect to the rights of the current and future Holders of the Senior Notes of priority over the Last Out Notes, there are no third party intended beneficiaries hereof and third parties shall have no rights or benefits under this Agreement.

(c)
Notwithstanding anything to the contrary contained in this Agreement, the Debt Documents shall not be amended, supplemented or otherwise modified in a manner materially adverse to the Holders of the Senior Notes unless otherwise expressly permitted in accordance with the terms and conditions of the Debt Documents (including, without limitation, at the written direction and/or consent of all of the Holders of the Senior Notes).

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13.
Entire Agreement; Severability. This Agreement contains the entire agreement among the parties hereto with respect to the subject matter hereof. If any of the provisions of this Agreement are subsequently held invalid or unenforceable by any court having jurisdiction, this Agreement will be construed as if not containing those provisions, and the rights, remedies and obligations of the parties hereto should be construed and enforced accordingly.

14.
Terms. To the extent any provision of this Agreement conflicts with the express provisions of the Trust Indenture, the Disbursing Agreement, and/or any of the other Debt Documents, the provisions of the Trust Indenture, the Disbursing Agreement and/or the other Debt Documents shall govern and be controlling, as applicable. This Agreement may be amended only by written instrument signed by the Trustee, Servicer and Security Trustee at the direction of the Majority of the Noteholders.

15.	Termination. This Agreement shall remain effective until Payment in Full has occurred, at which time this Agreement shall terminate.

16.
Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed signature page or counterpart (or electronic image or scan transmission (such as a “pdf” file) thereof), whether by facsimile transmission, e-mail, similar form of electronic transmission or otherwise (and whether executed manually, electronically or digitally), shall be effective as delivery of a manually executed counterpart and shall create a valid and binding obligation of the party executing the same or on whose behalf such signature page or counterpart is executed.

17.	Notices. Any notice to be given under this Agreement may be effectively given pursuant to the terms of Section 10 of the Disbursing Agreement.

18.
Choice of Law; Venue; Jury Trial Waiver. Section 12 of the Disbursing Agreement (Choice of Law and Venue; Jury Trial Waiver) is incorporated by this reference in this Amendment as though fully set forth herein, mutatis mutandis.

19.
The Trustee. The Trustee shall not be responsible or liable in any manner whatsoever for or in respect of the validity or sufficiency of this Agreement or for or in respect of the recitals contained herein, all of which recitals are made solely by the Co-Obligors. Each of the Co-Obligors hereby directs the Trustee to execute and deliver this Agreement. Each of the Co-Obligors acknowledges and agrees that the Trustee (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Trustee set forth in the Indenture and any other Debt Documents, and (ii) has acted consistently with (and is not in breach or violation of) its standard of care under the Indenture and any of the Debt Documents. Each of the Co-Obligors agrees that the execution by the Trustee of this Agreement is consistent with, and permitted by, the Debt Documents.

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20.
The Disbursing Agent. The Servicer hereby directs the Disbursing Agent to execute and deliver this Agreement. Each of the Co-Obligors and the Servicer acknowledges and agrees that the Disbursing Agent (i) shall be entitled to all of the rights, privileges, benefits, protections, indemnities, limitations of liability, and immunities of the Disbursing Agent set forth in the Disbursing Agreement and any other Debt Documents, and (ii) has acted consistently with (and is not in breach or violation of) its standard of care under the Disbursing Agreement, and any of the Debt Documents. Each of the Co-Obligors agrees that the execution by the Disbursing Agent of this Agreement is consistent with, and permitted by, the Debt Documents.

[Signature pages follow]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

Issuer and Co-Obligor

Signed by Carbon Revolution Operations Pty Ltd ACN 154 435 355 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

Co-Obligor

Signed by Carbon Revolution Technology Pty Ltd ACN 155 413 219 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

Co-Obligor

Signed by Carbon Revolution Pty Ltd ACN 128 274 653 in accordance with section 127 of the Corporations Act 2001 (Cth) by:

Signature of director	Signature of director/secretary

Name of director (print)	Name of director/secretary (print)

[Signature Page to Last Out Subordination Agreement]

CARBON REVOLUTION PUBLIC LIMITED COMPANY
as Co-Obligor

By:
Name:
Title:

[Signature Page to Last Out Subordination Agreement]

UMB BANK, NATIONAL ASSOCIATION
not in its individual capacity, but solely as Trustee and as Disbursing Agent

By:
Name:
Title:

GALLAGHER IP SOLUTIONS LLC
as Servicer and Security Trustee

By:
Name:
Title:

[Signature Page to Last Out Subordination Agreement]